

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2025

Tsai Yi Yang
Chief Executive Officer
Agencia Comercial Spirits Ltd.
No. 65, Ln. 114, Xishi Rd., Xi'an Vil., Fengyuan Dist.
Taichung City 42061, Taiwan (R.O.C.)

> **Re: Agencia Comercial Spirits Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted March 31, 2025**
> **CIK No. 0002060016**

Dear Tsai Yi Yang:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
Prospectus Summary
Overview, page 1

1. We note your disclosure that you believe you hold an "important leadership position in local industry." Please revise your disclosure to more clearly articulate what distinguishes your product offerings, customer service, and "innovative thinking" from your competitors, and specifically what makes you a leader among your competitors.

Market and Industry Data, page 6

2.   We note your disclosure that the prospectus contains statistical data and estimates published by Migo Corporation Limited for which you paid a fee. Please revise your disclosure here to clarify whether you commissioned the preparation of that report.

Risk Factors
Risks Related to Our Business and Industry
We invest significant time and resources in attracting and retaining key distributors, page 13

3.   We note your disclosure that you do not have, nor do you anticipate establishing, long-term contractual commitments with "some of [your] distributors." Please revise your disclosure to clarify whether you have any long-term contractual commitments with any of your distributors. To the extent applicable, please file any such contracts as exhibits to the registration statement and revise to include a summary of the material terms of each agreement. Refer to the Instructions as to Exhibits of Form 20-F.

Nasdaq may apply additional and more stringent criteria for our initial and continued listing..., page 31

4.   We note that you intend to be listed on the Nasdaq Capital Market and that "insiders will hold a large portion of the company's listed securities." We also note that Tsai Yi Yang and Lee Li Mei together own 100% of your outstanding shares currently. Please tell us whether you will be deemed a "controlled company" as defined by Nasdaq, and, if so, whether you intend to rely on any exemptions as a controlled company. To the extent applicable, please disclose in the prospectus summary that you are a controlled company, identify the person(s) who will control the company and their ownership percentages, and include a risk factor that discusses the effects, risks, and uncertainties of being a controlled company. In addition, to the extent that a small group of insiders will be able to control all or some of the matters subject to shareholder approval, please include a risk factor discussing the associated risks.

Enforcement of Civil Liabilities, page 39

5.   Please state whether any of your directors and executive officers are nationals of China or Hong Kong, and, if so, provide relevant additional disclosure regarding the enforceability of judgments in China and/or Hong Kong.

Concentration and Credit Risks
Concentration of Customers, page 55

6.   We note your disclosure stating that a significant portion of your sales and accounts receivable are attributable to a limited number of customers, with one such customer accounting for more than 41% of your sales for the fiscal year ended December 31, 2024. Please include a risk factor discussing the potential consequences of reliance on a limited number of customers. Please ensure that you file any related material contracts as exhibits to your filing. Refer to the Instructions as to Exhibits of Form 20-F.

Related Party Transactions, page 88

7.   Revise to include disclosure covering the period from the beginning of the company's preceding three fiscal years up to the date of the document. In this regard, you have only provided disclosure for the 2023 and 2024 fiscal years. In addition, revise to include all disclosure required by Item 7.B. of Form 20-F, including a more detailed description of the nature of each transaction.

Table of Contents, page F-1

8.   The current header indicates this page contains the index to *unaudited interim* condensed consolidated financial statements, while the financial statements presented are the audited annual consolidated financial statements. Please revise the header for consistency.

Revenue Recognition, page F-9

9.   It appears from your disclosure that you recognize revenue as the principal in the transaction pursuant to FASB ASC 606, due in part to managing inventory and assuming inventory risk. We note from your disclosure on page 72 that cask whiskey is stored in a bonded warehouse during inspection and then shipped directly to the designated foundry specified by the customer. Please tell us who owns and controls the cask whiskey when it reaches the bonded warehouse and who controls the shipment from the bonded warehouse to the customer foundry.

Consolidated Financial Statements for the Financial Years Ended December 31, 2023 and 2024
Notes to the Financial Statements
2. Summary of Significant Accounting Policies
Segment, page F-11

10.   We note from your disclosure that you have determined you have a single reportable segment. Please clarify if this single segment is managed on a consolidated basis and if net income is the segment profit or loss measure utilized by your CODM. In addition, please provide all the disclosures required by ASC 280-10-50-21 through 31.

Exhibits

11.   We note your disclosure that you have entered into long-term operating leases for office premises and warehouses in Taiwan. Please file these leases as exhibits to your registration statement, or tell us why you are not required to do so. Refer to paragraph 4(b)(iv) of Instructions as to Exhibits of Form 20-F.

General

12.   Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

      Please contact Amy Geddes at 202-551-3304 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Taylor Beech at 202-551-4515 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Kyle Leung